EXHIBIT 11

               OXBORO MEDICAL INTERNATIONAL INC. AND SUBSIDIARIES
                         PER SHARE EARNINGS COMPUTATION

                                Three Months Ended       Nine Months Ended
                                     June 30                   June 30
                                 1995       1994          1995         1994
Weighted average
  number of common
  shares outstanding          2,672,278   2,628,797     2,672,278    2,549,318

Common stock equivalents
  due to assumed exercise
  of options                        -0-      34,761           -0-       56,655

Total shares                  2,672,278   2,663,558     2,672,278    2,605,973

Net earnings                 $   47,717  $  111,079    $  122,701   $  309,620


Earnings per share           $      .02  $      .04    $      .05   $      .12